Exhibit (a)(5)(i)

Fellow Investor,

We wanted to inform you that BIP Ventures Evergreen BDC (the "Company") has commenced a tender offer to repurchase a portion of its outstanding Shares (the "Offer"), pursuant to the Offer to Purchase dated July 20, 2026. The Offer will remain open for 20 business days, unless extended. There is no requirement to participate in the Offer, and no action is required if you do not wish to participate.

To understand the Offer fully and for a complete description of its terms, we encourage you to read the entire Offer to Purchase and the related Letter of Transmittal, because they contain important information. These documents were filed with the SEC as part of the Company's tender offer statement on Schedule TO and are available free of charge on the SEC's website (www.sec.gov).

A summary of the key terms of the Offer is below.

  Shareholders may tender some or all of their Shares; the Offer is not conditioned on any minimum number of Shares being tendered.
  The Offer opens today, Monday, July 20, 2026, and will remain open for 20 business days, unless extended.
  The Offer will expire at 5:00 p.m., Eastern Time, on August 14, 2026 unless the Company extends or earlier terminates the Offer.
  To tender Shares, you (or your financial advisor) must complete and sign a Letter of Transmittal and submit it through the Advisor Vision online investor portal (or, for certain custodied accounts, through your custodian, as outlined in the Letter of Transmittal). The Letter of Transmittal must be received by the Depositary, Ultimus Fund Solutions, no later than 5:00 p.m., Eastern Time, on August 14, 2026 (unless the Offer is extended), so please allow additional processing time if you invest through a custodian or financial intermediary.
  The Company is offering to purchase up to 245,851 Shares, representing approximately 5% of the outstanding Shares as of June 30, 2026. If more Shares are tendered, the Company will purchase tendered Shares on a pro rata basis (and reserves the right to purchase up to an additional 2% of outstanding Shares without extending the Offer, as permitted by SEC rules). Tendered Shares that are not accepted will not be carried forward; they may be re-tendered in any future tender offer.
  Under the terms of the Offer, the repurchase price will equal the net asset value (NAV) per Share as of September 30, 2026 (the Valuation Date), or a later date if the Offer is extended. The repurchase price is therefore not known at this time and may differ, possibly materially, from the most recently reported NAV.

  Shares issued after September 30, 2025 (i.e., Shares that will not have been outstanding for at least one year as of the Valuation Date) that are tendered and repurchased will be subject to an Early Repurchase Deduction of 2% of the aggregate NAV of the Shares repurchased.
  If your tendered Shares are accepted, payment will be effected by the issuance of a non-interest-bearing, non-transferable promissory note (held for you by the Depositary) entitled you to payment no later than 65 days after the close of the Offer, which is expected on or around October 15, 2026. Payment will then be made to the distribution instructions on file.

You may withdraw Shares you have tendered at any time before 5:00 p.m., Eastern Time, on August 14, 2026 (or any later Expiration Date, if the Offer is extended) by delivering a Notice of Withdrawal to the Depositary. If the Company has not accepted your tendered Shares for payment by 5:00 p.m., Eastern Time, on September 14, 2026, you may withdraw your Shares at any time thereafter.

A summary of key dates for the Offer is as follows:

  July 20, 2026: Offer Commences
  August 14, 2026 (5:00 p.m., Eastern Time): Offer Expires (unless extended)
  September 30, 2026: Valuation Date (repurchase price will equal the NAV per Share as of this date; subject to change if the Offer is extended)
  On or around October 15, 2026: Repurchases Processed
  None of the Company, its Board of Trustees, its officers, or the Depositary makes any recommendation as to whether you should tender or refrain from tendering your Shares, and no person has been authorized to make any such recommendation. You must make your own decision and should consult your own financial and tax advisors.

If you would like to request your Shares to be repurchased, please contact your Advisor or the BIP Ventures Client Success team at investorcommunications@bipventures.vc.

As always, we are glad to answer any questions you may have. Please email us at investorcommunications@bipventures.vc or contact your personal Advisor.

All the best,
Your BIP Ventures Team